BB

KW 3/1

11015961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2011
WASH, D.C.
211

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 AND ENDING 12/31/2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Rd., Ste. 200
(No. and Street)

San Diego (City) CA (State) 92106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Jones 619/450-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu & Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd. #425, Los Angeles, CA 91436
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

OATH OR AFFIRMATION

I, Michael B. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pro Finance Associates, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MB Jones
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California **County of San Diego**

Subscribed and sworn (or affirmed) before me on this 7th **day of** February **2011 by** MICHAEL BRUCE JONES
insert name(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Loubna Ghalmi
Signature of Notary Public **Notary Seal**

LOUBNA GHALMI
Commission # 1902405
Notary Public - California
San Diego County
My Comm. Expires Sep 2, 2014

ProFinance Associates, Inc.

Financial Statements

December 31, 2010 and 2009

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2010 and 2009, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 15, 2011

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

ProFinance Associates, Inc.
Statements of Financial Condition
December 31, 2010 and 2009

Assets

	2010	2009
Current Assets		
Cash	$ 25,258	$ 104,695
Fees receivable	34,659	25,341
Loan receivable	5,120	90,077
Prepaid expenses	1,630	-
Investments	-	29,730
Total Current Assets	66,667	249,843
Fixed Assets		
Property and equipment, net of accumulated depreciation of $41,966 and $31,458	7,552	18,060
Total Fixed Assets	7,552	18,060
Other Assets		
Loan receivable	40,000	-
Deposits	3,872	3,872
Total Other Assets	43,872	3,872
Total Assets	$ 118,091	$ 271,775

Liabilities and Stockholder's Equity

	2010	2009
Current Liabilities		
Accounts payable and accrued expenses	$ 5,510	$ 10,618
Income tax payable	-	1,893
Total Current Liabilities	5,510	12,511
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	109,750	109,750
Retained earnings	(7,169)	139,514
Total Stockholder's Equity	112,581	259,264
Total Liabilities and Stockholder's Equity	$ 118,091	$ 271,775

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue		
Consulting and financing fees	$ 125,125	$ 817,001
Reimbursed expenses	-	3,469
Total Revenue	125,125	820,470
Expense		
Salaries, payroll taxes and benefits	112,142	350,992
Dues and subscriptions	5,674	6,889
Insurance	45,066	44,614
Professional services	18,400	38,294
Rent	57,239	43,029
Telephone	6,471	6,458
Travel expenses	2,074	10,865
Other expenses	22,791	26,039
Total Expenses	269,857	527,180
Income (loss) from operations	(144,732)	293,290
Other (Income) and Expense		
Investment income	-	(600)
Interest income	(8,216)	(11,356)
Realized investment (gain) loss	(7,164)	-
Unrealized investment (gain) loss	6,023	7,335
Reserve for uncollectible	-	102,000
Depreciation	10,508	11,355
Total Other (Income) and Expense	1,151	108,734
Income (Loss) Before Provision for Income Taxes	(145,883)	184,556
Income tax provision	800	2,693
Net Income (Loss)	$ (146,683)	$ 181,863

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities:		
Net Income (Loss)	$ (146,683)	$ 181,863
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	10,508	11,355
Salary paid by transfer of investment	40,000	19
Realized investment (gain) loss	(7,164)	-
Unrealized investment (gain) loss	6,023	7,335
Reserve for allowance for doubtful account	-	102,000
Interest income accrued	4,957	(7,986)
Decrease (Increase) from fees receivable	(9,318)	(122,865)
Decrease (Increase) in other receivable	-	3,818
Decrease (Increase) in prepaid expenses	(1,630)	3,128
(Decrease) Increase in accounts payable	(5,108)	5,479
(Decrease) Increase in income tax payable	(1,893)	1,893
Total Adjustments	36,375	4,176
Net cash provided by (used in) operations	(110,308)	186,039
Cash flows from investing activities:		
Proceeds from investments	30,871	-
Net cash provided by investing activities	30,871	-
Cash flows from financing activities:		
Stockholder's distribution	-	(90,000)
Net cash used in financing activities	-	(90,000)
Net change in cash	(79,437)	96,039
Cash at beginning of period	104,695	8,656
Cash at end of period	$ 25,258	$ 104,695
Supplemental cash flow disclosures:		
Income tax payments	$ 4,323	$ -

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Common Stock		
Balance at beginning of year	$ 10,000	$ 10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	109,750	109,750
Balance at end of year	109,750	109,750
Retained earnings		
Balance at beginning of year	139,514	47,651
Net income (loss)	(146,683)	181,863
Distributions from accumulated earnings	-	(90,000)
Balance at end of year	(7,169)	139,514
Total Stockholder's Equity	$ 112,581	$ 259,264

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2010 and 2009

NOTE A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/securities and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Investments:

Investments that were held during the year ended December 31, 2010 and 2009 consisted of investments in stocks.

Investments were comprised of the following at December 31, 2010 and 2009:

December 31, 2010 **Type of Investments**	**Cost**	**Fair Market Value**
Stocks	$ -	$ -

December 31, 2009 **Type of Investments**	**Cost**	**Fair Market Value**
Stocks	$ 23,700	$ 29,730

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

SFAS No. 107, Disclosures about fair value of financial instruments, (codified in FASB ASC Financial Instruments, Topic 825) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company has a diversified customer base, most of which are related parties. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes:

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," (codified in FASB ASC Topic 740), which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that were included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (codified in FASB ASC Topic 740) on January 1, 2007. As a result of the implementation of FIN 48, the Company made a comprehensive review of its portfolio of tax positions in accordance with recognition standards established by FIN 48. As a result of the implementation of FIN 48, the Company recognized no material adjustments to liabilities or stockholders' equity. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits are classified as interest expense and penalties are classified in selling, general and administrative expenses in the statements of income. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2010 and 2009 the Company made an appropriate state income tax provision for minimum state tax of $800 and $2,693, respectively.

NOTE C Revenues from significant clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2010 the Company had four clients which accounted for approximately 74% of its fee revenue.

ProFinance Associates, Inc.
Notes to Financial Statements (Continued)
December 31, 2010 and 2009

NOTE D Cash:

The Company maintains its cash balances at banks and a brokerage house located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2010 and 2009, there were no uninsured cash balances.

NOTE E Fixed assets:

At December 31, 2010 and 2009, Furniture, Leasehold Improvements and Equipment consisted of the following:

A summary is as follows:

	December 31, 2010	December 31, 2009
Office equipment	$ 19,841	$ 19,841
Furniture and fixtures	22,301	22,301
Leasehold improvements	7,376	7,376
	49,518	49,518
Less accumulated depreciation	(41,966)	(31,458)
	$ 7,522	$ 18,060

Depreciation expense was $10,508 and $11,355 for the years ended December 31, 2010, and 2009.

NOTE F Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital requirements of $5,000 and net capital of approximately $19,748 and $46,615, respectively.

NOTE G Loans receivable

As of December 31, 2010 the Company has a loan receivable from another corporation in the amount of $40,000 with interest at 12% per annum, which was due and payable on April 9, 2009. The interest rate increased to 18% per annum since the loan was not fully paid by April 9, 2009. The Company has been receiving the interest on the loan. The Company has accrued interest of $5,120 as of December 31, 2010 for this loan. Management has made no reserve against this loan as it believes it is fully collectible.

NOTE H Leases:

The Company leases an office under non-cancelable operating lease. The lease expires in December 2013. Rent expense for years ended December 31, 2010 and 2009 was $57,239 and $43,029, respectively. The future minimum lease obligation resulting from the agreement is as follows:

Year ending:	
2011	$ 50,405
2012	51,918
2013	53,475
	$ 155,798

NOTE I Litigation:

In September 2005, two individuals brought a Declaratory Relief in Federal Court located in Bexar County, Texas against the Company. The declaratory relief action does not request damages against the Company. The Petition requests the court interpret the contract to rule that no commissions are due under the agreement.

In November 2006 and December 2006, the Company and the defendant filed cross motion for summary judgment. A hearing was held on January 26, 2006, and the Court found that judgment should be rendered in favor of the Company, and dismissing the plaintiffs' claims against the Company. Final judgment has not been entered on the Court's finding, so the time for appeal of judgment has not yet begun to run. In addition, the Court denied the plaintiffs' and Company's motion for summary judgment.

Following a jury trial which began in August 2007, the court entered judgment in favor of the Company and against the plaintiffs. Final judgment was entered in December 2007, subsequent to which the plaintiffs' filed a motion for a new trial and to modify and/or correct the judgment. The Fourth Court of Appeals held that the Trial Court erred by disregarding certain jury findings and rendered a judgment that the Company takes nothing. The Court of Appeals also remanded the case for a determination of attorney's fees pursuant to the Declaratory Judgment Act. In December 2009, the Trial Court entered a judgment in favor of the Plaintiff's that they recover their fees. In January 2010, the Company filed a motion for a new trial. To date, the motion is pending. No amount has been recorded on the books related to the commission or claim and all costs have been expensed in the normal course of business.

NOTE J Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. As of December 31, 2010, he also owned 50% of SeaPro, LLC with his wife. On April 1, 2009, the Company signed a new lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC. The term of the lease is from April 14, 2009 to December 31, 2013, with a deposit of $3,872. Rental expense for this lease consisted of $57,239 for the year ended December 31, 2010. See Note H.

NOTE K Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Supplemental Schedules

ProFinance Associates, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010 and 2009

SCHEDULE I

	2010	2009
Equity - End of Year	$ 112,581	$ 259,264
Less Non Allowable Assets		
Receivable	34,659	25,341
Undeposited Funds	-	67,805
Loan Receivable	45,120	90,077
Furniture and Fixtures (net of depreciation)	7,552	18,060
Deposits and Prepaid Expense	5,502	3,872
Total Non Allowable Assets	92,833	205,155
Net capital before haircuts	19,748	54,109
(Increase) Decrease in Hair Cuts or Undue Concentration	-	7,494
Net Capital	$ 19,748	$ 46,615
Total Liabilities	5,510	12,511
Aggregated Indebtedness	5,510	12,511
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	367	834
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	14,748	41,615
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 19,197	$ 45,364

ProFinance Associates, Inc.
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2010 and 2009

SCHEDULE II

	2010	2009
Net Capital Per Focus II Report	$ 22,799	$ 56,559
Increase (Decrease) in income due to audit adjustments	(1,421)	(104,110)
(Increase) Decrease in non allowable assets	(1,630)	94,166
Net Capital	$ 19,748	$ 46,615

Reconciliation of Audit Adjustments:		
Tax provision	$ -	$ (1,893)
Reserve for allowance for doubtful account	-	(102,000)
Correction to receivable	-	8,985
Correction to expense account	(3,051)	(8,050)
Correction of prepaid and deposits	1,630	(1,152)
Increase (Decrease) in income due to audit adjustments	$ (1,421)	$ (104,110)

ProFinance Associates, Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15C3-3

December 31, 2010 and 2009

Schedule III

ProFinance Associates, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2010, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

Encino, California
February 15, 2011

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BOULEVARD
SUITE 425
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 789-3949 FACSIMILIE

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by ProFinance Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating ProFinance Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ProFinance Associates, Inc.'s management is responsible for the ProFinance Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement recorded entries for check number 4652 in the amount for $175 and check to be issued in the amount of $158, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, see attached "Reconciliation of Form X-17A-5 to Form SIPC-7T", as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no difference;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SIPC-7T", noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T" noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable. There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

February 15, 2011
Encino, California

ProFinance Associates, Inc.
Reconciliation of Form X-17A-5 to Form SIPC-7T

Revenue audited:		
Total revenue	$	125,125
Interest income		8,216
Realized investment income		7,164
Unrealized investment loss		(6,023)
Total revenue audited for the year ended December 31, 2010		134,482
Total revenue reported on Form SIPC-7T		134,482
(Over) Under reported	$	-

ProFinance Associates, Inc.
Reconciliation of Adjustments on Form SIPC-7T

Adjustments reported on Form SIPC-7T		
Net loss from securities in investment accounts.	$	6,023
Net gain from securities in investment accounts.		(7,164)
Total adjustments reported on Form SIPC-7T		(1,141)
General Ledger Comparison:		
Net loss from securities in investment accounts.		(6,023)
Net gain from securities in investment accounts.		7,164
(Over) Under reported	$	-

ProFinance Associates, Inc.
Reconciliation of Calculations on Form SIPC-7T

Total revenue reported on Form SIPC-7T	$	134,482
Total adjustments reported on Form SIPC-7T		(1,141)
SIPC net operating revenues	$	133,341
General assessment @ .0025	$	333
Amount reported on Form SIPC-7T	$	333
(Over) Under reported	$	-